Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Cerberus Telecom Acquisition Corp. Files Registration Statement on Form S-4 as Part of Proposed

Combination with KORE Wireless, a global leader in IoT

Filing details KORE financials for current and prospective investors

NEW YORK – April 8, 2021 – Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U, CTAC, CTAC WS) (“CTAC”), a special purpose acquisition company affiliated with Cerberus Capital Management, L.P., today announced that it and King Pubco, Inc. (“Pubco”), a direct and wholly owned subsidiary of the sponsor of CTAC, have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. The filing includes a preliminary proxy statement/prospectus in connection with CTAC’s proposed business combination with KORE Wireless Group, Inc. (“KORE” or “the Company”), a global leader in Internet of Things (“IoT”) Solutions and worldwide Connectivity-as-a-Service (“CaaS”).

CTAC and KORE recently entered into a definitive merger agreement, which they jointly announced on March 12, 2021. The transaction reflects a pro-forma enterprise value of the combined company of $1.014 billion. The $225 million PIPE investment was initially oversubscribed and upsized due to high demand, and is anchored by leading institutional investors, including Koch Strategic Platforms, LLC, a subsidiary of Koch Industries and part of the Koch Investment Group, and funds and accounts managed by BlackRock.

“We are excited to be moving ahead with the creation of a publicly-listed, pure play IoT company,” said Tim Donahue, Chief Executive Officer of CTAC. “We look forward to working with the talented KORE team as they help enterprises transform with the power of IoT solutions and play a leading role in the 5G revolution.”

Romil Bahl, KORE President and Chief Executive Officer, commented, “The information in today’s filing of the registration statement on Form S-4 demonstrates the uniqueness of our business model, highlights our accelerating growth momentum, and showcases the reoccurring nature of our cash flows. In addition, the filing features KORE’s total addressable market and shows our readiness to accelerate our efforts further into IoT, 5G, and eSIM.”

Upon completion of the transaction, the combined company expects to be listed on the New York Stock Exchange under the ticker symbol “KORE.” The transaction, which has been approved by the CTAC Board of Directors and KORE Board of Directors, is expected to close in mid-2021. The transaction remains subject to approval by CTAC and KORE shareholders and the satisfaction or waiver of customary closing conditions (including receipt of required regulatory approvals).

A link to the filing is available in the “Documents” section of the CTAC website at www.cerberusacquisition.com, in the “Investors” section of the KORE website at www.korewireless.com and can be viewed on the SEC’s website at www.sec.gov.

About Cerberus Telecom Acquisition Corp.

Cerberus Telecom Acquisition Corp. (“CTAC”) is a blank check company formed by an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), a global leader in alternative investing. CTAC is led by CEO Tim Donahue, former Executive Chairman of Sprint Nextel and former CEO of Nextel Communications, and is proud to have the support of a distinguished advisory board comprised of senior executives and business leaders from the information and communications technology sector. For more information, visit www.cerberusacquisition.com.

About Cerberus

Founded in 1992, Cerberus is a global leader in alternative investing with approximately $53 billion in assets across complementary credit, private equity, and real estate strategies. We invest across the capital structure where our integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value. Our tenured teams have experience working collaboratively across asset classes, sectors, and geographies to seek strong risk-adjusted returns for our investors. For more information about our people and platforms, visit us at www.cerberus.com.

Cerberus has a dedicated focus on next-generation technologies and telecommunication solutions. Our team of technologists and network of advisors collaborate across our investment and operating platforms to identify opportunities and manage investments in critical IoT, edge computing, artificial intelligence, private wireless networks, network equipment, autonomy, aerospace, and ecosystem development.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission-critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit www.korewireless.com.

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving Cerberus Telecom Acquisition Corp. and KORE. CTAC and Pubco have filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become, a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE anticipates that subsequent events and developments will cause these assessments to change. However, while KORE may elect to update these forward-looking statements at some point in the future, KORE specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Cerberus Telecom Acquisition Corp.

Media

Andrew Cole/Dave Millar/Brooke Jaye

Sard Verbinnen & Co.

CTAC-SVC@sardverb.com

OR

media@cerberusacquisition.com

Investors

info@cerberusacquisition.com

KORE

Media

Jean Creech Avent

jcreechavent@korewireless.com

843-986-8229

Investors

Matt Glover and Cody Slach

Gateway Group, Inc.

KORE@gatewayir.com

949-574-3860